Integrated finance company
LOPRO CORPORATION

File Number: 82-4664

February 4, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: ______________________
TOMOHARU YOSHIDA
MANAGING DIRECTOR AND HEAD OF FINANCE AND IR HEADQUARTERS

3/11

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

File No. 82-4664

LOPRO CORPORATION

<u>Index</u>

Translation for:

1. Outline of Quarterly Business Results for the Third Quarter ended December 31, 2007

2. Consolidation of Branch Offices

File Number: 82-4664

(Summary Translation)

Outline of Quarterly Business Results for the Third Quarter ended December 31, 2007

February 4, 2008

LOPRO CORPORATION

Stock Exchanges:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
(URL http://www.lopro.co.jp)

Code Number: 8577
Rep.: Ryuichi Matsuda
President and Director
Attn.: Tomoharu Yoshida
Managing Director and Head of Finance and IR Headquarters

Tel.: (075) 321-6161

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2007 through December 31, 2007)

(1) Consolidated Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income (Nine months)
Nine months ended December 31, 2007	¥11,856 million (–%)	-¥10,512 million (–%)	-¥10,506 million (–%)	-¥10,561 million (–%)
Nine months ended December 31, 2006	¥ – million (–%)	¥ – million (–%)	¥ – million (–%)	¥ – million (–%)
Year ended March 31, 2007	¥ – million	¥ – million	¥ – million	¥ – million

	Net Income per Share	Net Income per Share (fully diluted)
Nine months ended December 31, 2007	-¥96.11	¥ –
Nine months ended December 31, 2006	¥ –	¥ –
Year ended March 31, 2007	¥ –	¥ –

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of December 31, 2007	¥141,480 million	¥49,900 million	35.3%	¥454.09
As of December 31, 2006	¥ – million	¥ – million	– %	¥ –
As of March 31, 2007	¥ – million	¥ – million	– %	¥ –

(3) Consolidated Statement of Cash Flow

	Cash provided by Operating Activities	Cash provided by Investing Activities	Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2007	¥5,986 million	-¥716 million	-¥12,315 million	¥11,224 million
Nine months ended December 31, 2006	¥ – million	¥ – million	¥ – million	¥ – million
Year ended March 31, 2007	¥ – million	¥ – million	¥ – million	¥ – million

2. Dividends

No dividend payments will be made for any quarter.

There is no change to the forecast of dividends for the year ending March 31, 2008, released on November 19, 2007.

(Record Date)	Dividends per Share		
	Interim	Year End	Annual
Year ended March 31, 2007	¥ 0.00	¥0.00	¥0.00
Year ending March 31, 2008	¥0.00	¥ –	¥0.00
(Forecast) Year ending March 31, 2008	¥ –	¥0.00	

3. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008) (Reference)

There is no change to the forecast of consolidated business results for the year ending March 31, 2008, released on November 19, 2007.

(Percentage figures are compared to prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Annual	¥14,500 million (– %)	-¥14,000 million (– %)	-¥14,000 million (– %)	-¥14,100 million (– %)	-¥128.31

4. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation): Applicable.

New: 1 (Corporate name: MCAT CORPORATION)

(2) Adoption of simplified accounting method: Not applicable.

(3) Changes in the accounting method from the latest consolidated accounting year: Applicable.

(4) Figures for the relevant quarter of the preceding year and the previous consolidated accounting year, and comparisons thereto are omitted as no consolidated financial statements have been prepared for the previous accounting year.

(For Reference) Outline of Non-Consolidated Business Results

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

Non-Consolidated Business Results (April 1, 2007 through December 31, 2007)

(1) Non-Consolidated Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income (Nine months)
Nine months ended December 31, 2007	¥11,845 million (-42.5%)	-¥10,463 million (– %)	-¥10,454 million (– %)	-¥10,505 million (25.4 %)
Nine months ended December 31, 2006	¥20,593 million (– %)	¥1,403 million (– %)	¥870 million (– %)	-¥14,076 million (– %)
Year ended March 31, 2007	¥26,268 million	-¥4,191 million	-¥4,817 million	-¥23,978 million

	Net Income per Share	Net Income per Share (fully diluted)
Nine months ended December 31, 2007	-¥95.60	¥ –
Nine months ended December 31, 2006	-¥128.09	¥ –
Year ended March 31, 2007	-¥218.20	¥ –

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of December 31, 2007	¥141,521 million	¥49,956 million	35.3%	¥454.60
As of December 31, 2006	¥197,506 million	¥70,392 million	35.6%	¥640.57
As of March 31, 2007	¥176,568 million	¥60,493 million	34.3%	¥550.49

* *Forward-looking statements, such as the forecast of business results contained herein, are based on information available to the Company as of the date of this press release and certain assumptions considered reasonable. The actual figures of the results may differ due to various factors.*

File Number: 82-4664

(Translation)

February 4, 2008

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Consolidation of Branch Offices

We hereby announce that consolidation of branch offices was resolved at a meeting of the board of directors held on February 4, 2008, as described below.

1. Reason for Consolidation of Branch Offices

The Company has been engaged on profit structure reform and cost structure reform to respond to its strict business environment symbolized by the lowering of maximum lending rate under the Investment Deposit and Interest Rate Law and interest repayment claims. Consolidation of 16 branch offices will be carried out as a part thereof in order to improve efficiency of management resources.

2. Outline of Consolidation of Branch Offices

The number of offices, currently 37, will become 21 after consolidation of 16 branch offices on February 29, 2008.

(1) Branch offices to be consolidated and schedules therefor

Date of Consolidation	Number of Branch Offices to be Abolished	Branch Office to be Abolished	Succeeding Branch Office	Number of Branch Offices after Consolidation
February 29, 2008	16	Kushiro Branch	Sapporo Branch	21
		Hakodate Branch		
		Aomori Branch	Sendai Branch	
		Morioka Branch		
		Kofu Branch	Tokyo Branch	
		Matsumoto Branch		
		Atsugi Branch	Yokohama Branch	
		Shizuoka Branch		
		Fukui Branch	Nagoya Branch	
		Yokkaichi Branch		
		Otsu Branch	Kyoto Branch	
		Matsuyama Branch	Hiroshima Branch	
		Kitakyushu Branch	Fukuoka Branch	
		Kumamoto Branch		
		Oita Branch		
		Miyazaki Branch		

(2) Customer care

Transactions with customers at branch offices to be abolished will, in principle, be taken over by the respective succeeding branch offices. The Company seeks to provide further satisfactory services with the support of Headquarters Administration Center (centralized customer management) even after the consolidation.

3. Effects on Current Performance

Effects on the Company's current performance are expected to be minimal.

END